UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE SC 13D/A

Under the Securities Exchange Act of 1934

ETOTALSOURCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

297719106
(CUSIP Number)

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

February 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.













                                  SCHEDULE SC 13D/A

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSON

                        Mark A. Uram
----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|

                                                                         (b) |_|
----------------------- --------------------------------------------------------

3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        PF
----------------------- --------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Illinois, USA
----------------------- --------------------------------------------------------
NUMBER OF SHARES        7	SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON        	102,225,000
WITH
--------------------------------------------------------
			8	SHARED VOTING POWER

                                0
--------------------------------------------------------
                        9	SOLE DISPOSITIVE POWER

                                102,225,000
--------------------------------------------------------
                        10	SHARED DISPOSITIVE POWER

                                0
----------------------- --------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                            	102,225,000
----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )
----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          	34.08%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                          	IN
----------------------- --------------------------------------------------------





Item 1.   Security and Issuer

      This statement relates to shares of common stock, no par value per share (the "Shares"), of eTotalsource, Inc. a Colorado corporation (the "Issuer").
The Principal, executive office of the Issuer is located at 1818 N. Farwell Ave, Milwaukee, WI 53202.

Item 2. Identity and Background

      Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

      All Shares were acquired through cash purchase in open market transactions.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Shares for personal investment and invests independently of investment advice given by investment publications, investment message boards, investment blogs, or investment relations personnel.

The Reporting Person does not have present intentions of selling, granting any participation in, or otherwise distributing the acquired Shares. Although, this may change based upon, but not limited to, an expressed interest, to Reporting Person, by the company (its management or its officers), YA Global, or by third party interest, in regards to investment in the company or an acquisition of controlling interest of the company's common Shares.

(a) As of February 18, 2010, Reporting Person was the record and beneficial owner of 102,225,000 Shares, representing 34.08% of the issued and outstanding Shares, as reported to the Shareholder, by Executive Registrar & Transfer Agent, Inc. (Transfer Agent), on November 27, 2007. As of April 15, 2008, Reporting Person owned >20%, resulting in the filing of this Schedule SC 13D/A, and any and all Schedule SC 13D/A filings since.

The Reporting Person has no present plans or intentions which would result in, or relate to, any transactions as described in subparagraphs (b) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) - (b) Since filing on November 16, 2009, and as of February 18, 2010, Reporting Person had added an additional aggregate of 2,225,000 Shares. As a result, Reporting Person was the record and beneficial owner of 102,225,000 Shares, representing 34.08% of the issued and outstanding Shares, as reported to Shareholders, by the company, in the November 08, 2008 Form 10-Q filing, for period ending September 30, 2008. As of September 30, 2008, the company had 299,998,972 common Shares issued and outstanding and had 300,000,000 common Shares authorized.

Furthermore, as reported to shareholders in the April 15, 2007 Form 10KSB filing, for period ending December 31, 2006, and as of the date of that report, YA Global owns 223,402,382 Shares of ETLS common stock and a warrant to purchase 7,000,000 Shares of ETLS common stock at $0.02 per Share.

As a result of the Reporting Person's current beneficial ownership of 102,225,000 Shares, in addition to the last reported ownership of 223,402,382 Shares held by YA Global, there may exist more common Shares held by investors and institutions, including, but not limited to, Reporting Person and YA Global, than are currently issued and outstanding. It needs to be noted, that this assumtion is taking into consideration that YA Global has not disposed of, has not granted, or has not sold a portion, or all of their reported Shares, and/or the company has not increased the authorize Shares and has not issued additional Shares, since what was last reported, by the company, to Shareholders.

Reporting Person has sole power to vote and to dispose or to direct the disposition of all his Shares.

      (c) - (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      Not applicable.

Item 7. Material to be Filed as Exhibits

      Not applicable.







SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  February 19, 2010             REPORTING PERSONS:

-----------------
                                                                  Mark A. Uram